

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Mr. Tuck Wing Pang, Chief Financial Officer
Sinocom Pharmaceutical, Inc.
Room 3, 21/F, Far East Consortium Building
121 Des Voeux Road
Central, Hong Kong

   Re: Sinocom Pharmaceutical, Inc.
      Item 4.02 Form 8-K
      Filed September 23, 2010
      File No. 0-53213

Dear Mr. Pang:

   We have completed our review of your filing and do not have any further comments at this time.

           Sincerely,

           John T. Archfield Jr.
           Staff Accountant

cc: Gary S. Joiner, Esq.
   Fax: (303) 494-6309